March 21, 2005


Christopher Maus
President and Chief Executive Officer
Lifestream Technologies, Inc.
510 Clearwater Loop
Suite 101
Post Falls, ID  83854

Re:	Lifestream Technologies, Inc.
	Amended Registration Statement on Form SB-2
	File No. 333-121991
      Filed on March 7, 2005

Dear Mr. Maus:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form SB-2
Risk Factors - Page 3
1. We reissue comment 2 in part. We note that you did not make any revision to the first sentence of the last paragraph of this section to remove any implication that you have not disclosed any material risk factors (page 8).




The lack of Medicare - Page 9
2. Supplementally support your statement that "Congress is favorably considering reimbursement..."

Business

Consumer Marketplace - Page 10
3. Please expand your disclosure in response to previous comment 9 to clarify whether your product provides the data that NCEP recommends.

Sales Concentrations with Major Customers - Page 12
4. Expand your disclosure to identify the lost customer.

Intellectual Property Rights - Page 13
5. We reissue comment 15 in part. Please tell us what revisions were made in response to the second sentence of our previous comment.

Management`s Discussion and Analysis of Financial Condition and Results of Operations - Page 18
6. We note your reference to a feature on a national television network. Clarify the nature of these sales. Was the network a commercial network that featured the placement of your product in a series? Did you pay to place your product in the series? Was the network a shopping network? What were the terms of this arrangement?

Consolidated Results of Operations - Fiscal 2004 - Page 21
7. We reissue comment 18 in part. Please tell us what revisions were made in response to the portion of the last sentence in our previous comment relating to fiscal year 2004 results (salaries expense and costs for the board of directors).

Security Ownership of Certain Beneficial Owners and Management -
Page
37
8. Please reconcile the 69.6 million shares of common stock into which the promissory notes held by RAB would convert with the amounts of those notes and the conversion rates as disclosed in the section
"Certain Relationships and Related Transactions."

Executive Compensation - Page 41
9. Please expand your disclosure to clarify the background of the reductions in salary by Mr. Maus and Mr. Siemens, including the dates of those reductions, who elected to effect the reductions, and why Mr. Maus and Mr. Siemens earned compensation higher than their base salary in each year reported in the table in this section. Finally, tell us why the deferred compensation is not reported in the year earned as required by Item 402 of Regulation SB.

Description of Securities - Page 53
10. Expand your disclosure in response to previous comment 36 to explain "the maximum extent...permitted by the General Corporation Law."

Financial Statements - Page F-1

Notes to Financial Statements - F-9

Note 13 - Convertible Debt - Page F-17
11. We have reviewed your response to prior comment 50. Please provide the following for each debt issuance as of June 30, 2004 and
2003:
* The unamortized debt discount
* The carrying amount of the debt
* The debt discount amortization expensed for the period
* A reconciliation of interest and financing expense by issuance
12. We have reviewed your response to prior comment 53. Please tell us your basis for accounting for the original issue debt discount as a deferred financing cost. Debt / note discounts are normally recorded as contra liabilities to the face amount of the debt. Also address the original issue discount of $449,417 that you recognized as deferred financing costs in quarter ending December 31, 2004. Cite any authoritative literature upon which you are relying.
13. We have reviewed your response to prior comment 54. Please revise your convertible debt footnote to clearly indicate which notes were converted and disclose the carrying amount of each note and the unamortized discount on each note at the time of the conversion.

Part II

Exhibits - Page II-10
14. We note that you have requested confidential treatment for the settlement agreement with Polymer Technology Systems. We will review and provide comments on your request separately. All comments concerning your confidential treatment request must be resolved prior to requesting acceleration of effectiveness of your registration statement. Also, please revise your exhibit index to indicate that confidential treatment has been requested with respect to portions of this agreement.
15. We note that your response to previous comment 32 indicates that you did not file some exhibits because they are "not deemed to be a material contract." Please clarify your basis for why the exhibit is not required to be filed, particularly given the requirements of Regulation S-B Item 601(b)(10)(ii)(A).

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric Atallah at (202) 824-5266, or Dan
Gordon,
Branch Chief, at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Duchovny at (202) 942-2962 or me at (202) 824-5697 with any other questions.

      Sincerely,




      Russell Mancuso
							Branch Chief


cc (via fax):  	Steven Weinberger, Esq. (561) 362-9612
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Christopher Maus
Lifestream Technologies, Inc.
March 21, 2005
Page 1